U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐

Securities Act Rule 802 (Exchange Offer)  ☒

Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

KEYREIT

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English)

ONTARIO, CANADA

(Jurisdiction of Subject Company’s Incorporation or Organization)

PLAZACORP RETAIL PROPERTIES LTD.

(Name of Person(s) Furnishing Form)

UNITS

(Title of Class of Subject Securities)

493334106

(CUSIP Number of Class of Securities (if applicable)

Gerald D. Shepherd, Esq.

Davies Ward Phillips & Vineberg LLP

900 Third Avenue, 24th Floor

New York, New York 10022

(212) 308-8866

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Received Notices and Communications on Behalf of Subject Company

April 10, 2013

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.                                                         Home Jurisdiction Documents

(a)                                 The disclosure documents set forth below are attached immediately following this page:

1. Offer to Purchase and Circular dated April 10, 20131

2. Letter of Transmittal1

3. Notice of Guaranteed Delivery1

(b)                                 Not applicable.

Item 2.                                                         Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the offering document described in Part I Item 1(a)(1) above.

1   Previously furnished on the filing person’s Form CB submitted to the Securities and Exchange Commission (the “SEC”) on April 10, 2013.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit
Number	Description of Document

1.1	Press Release dated March 25, 2013[1]

1.2	Press Release dated April 4, 2013[1]

1.3	Press Release dated April 9, 2013[1]

1.4	Press Release dated April 10, 2013[1]

1.5	Press Release dated April 11, 2013

2.1	Annual information form of Plazacorp Retail Properties Ltd. dated March 6, 2013 for the year ended December 31, 2012[1]

2.2

Annual audited consolidated financial statements of Plazacorp Retail Properties Ltd. as at and for the years ended December 31, 2012 and 2011, together with the notes thereto and auditors’ report thereon[1]

2.3	Management’s discussion and analysis of results of operations and financial conditions of Plazacorp Retail Properties Ltd. for the years ended December 31, 2012 and 2011[1]

2.4	Management information circular dated February 28, 2013 relating to the annual general meeting of shareholders of Plazacorp Retail Properties Ltd. to be held on April 17, 2013[1]

2.5	Material change report dated April 3, 2013 relating to the Offer[1]

2.6	Material change report dated April 3, 2013 relating to the positive ruling from the CRA in respect of Plazacorp’s planned conversion from a mutual fund corporation to a REIT[1]

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Plazacorp Retail Properties Ltd. concurrently with the furnishing of Form CB on April 10, 2013.

1  Previously furnished on the filing person’s Form CB submitted to the SEC on April 10, 2013.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLAZACORP RETAIL PROPERTIES LTD.

By:	/s/ Kimberly A. Strange
	Name:	Kimberly A. Strange
	Title:	Secretary and Corporate Counsel

Date: April 12, 2013